June __, 2006

VIA EDGAR AND COURIER

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	HLS Systems International Ltd.
Registration Statement on Form S-4
Filed on March 30, 2006
File No. 333-132826

Ladies and Gentleman:

On behalf of HLS Systems International Ltd. (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 1 to the Company’s Registration Statement on Form S-4 (No. 333-132826) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. M. Cathey Baker, Ms. H. Yuna Peng and Mr. Brian Bhandari contain a copy of this letter and two copies of Amendment No. 1 to the Registration Statement, one of which is marked to show changes from the Registration Statement, as filed with the Commission on March 30, 2006. In addition to disclosure responsive to the Staff’s comments (as discussed below), Amendment No. 1 to the Registration Statement includes financial information with respect to the fiscal quarter ended March 31, 2006 and other updated information.

The Company thanks the staff of the Commission (the “Staff”) for its thorough review of the Registration Statement and its detailed comments provided in the Staff’s letter dated May 5, 2006 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response. All page references are to pages in Amendment No. 1 to the Registration Statement.

General

1.	Please file the proxy card in your next amendment.

RESPONSE: The Company has filed the proxy card with the Registration Statement.

2.	Provide the disclosure required by Rule 14a-5(e) as required by Item l(c) of Schedule 14A. See Item 18(a)(l) of Form S-4.

RESPONSE: The disclosure required by Rule 14a-5(e) regarding shareholder proposals is provided in the Registration Statement on page 152.

HLS Systems International

3.
We note that 23,500,000 shares of HLS common stock will be issued HollySys stockholders and their designees as payment for all the outstanding common stock of HollySys. Also, you state that as additional consideration, the HollySys Stockholders and their designees will be issued up to an aggregate of 8,000,000 shares of common stock of HLS (2,000,000 per year on an all-or-one basis). Please advise whether those shares will be registered and if not, which exemption you plan to rely upon and the facts supporting your reliance upon the exemption.

RESPONSE: Neither the issuance of the shares to the HollySys stockholders at the time of the closing of the transaction nor any issuance of shares as additional consideration will be registered under the Securities Act. The Company plans to rely upon the exemption from registration provided by Regulation S. In this regard we note that these shares will be issued by a foreign private issuer to persons who are not "US persons" under Regulation S. Those shares will be “restricted securities”, and subject to applicable restrictions on their offer or role under the Securities Act.

4.	Please define “designees.” Please explain “all-or-one” basis.

RESPONSE: The Company has deleted the term “designees” and has revised the term “all-or-one” to state “all-or-none.”

5.	Please clearly explain the affiliations between Gifted Time Holdings, Shanghai Jingquiaotong Industrial, HollySys, Team Spirit and OSCAF International.

RESPONSE: Gifted Time Holdings, Ltd. is a holding company that owns or controls Beijing HollySys Co. Ltd. and Hangzhou HollySys Automation Co. Ltd. Shanghai Jinqiaotong is a stockholder of Beijing HollySys, owning 20% of Beijing HollySys. Shanghai Jinqiaotong entered into a Stock Consignment Agreement with Allied Earn Investments Limited, a British Virgin Islands company, in which Shanghai Jinqiaotong consigned all the equity interests it held in Beijing HollySys to Allied Earn Investments Limited. On December 30, 2005, Allied Earn Investments transferred all the consigned rights it held in Beijing HollySys to Gifted Time Holdings Ltd. Team Spirit Industrial Limited and OSCAF International Limited are foreign investors, each of which owned 30% of the total number of outstanding shares of Hangzhou HollySys. Both Team Spirit and OSCAF entered into share transfer agreements with Gifted Time Holdings, Ltd. by which they transferred their equity interests in Hangzhou HollySys to Gifted Time Holdings, Ltd. in exchange for stock in Gifted Time Holdings, Ltd. Team Spirit is owned by Wang Changli, and OSCAF is owned by Qiao Li, both of whom are officers and directors of HollySys. The Company has revised the description of Gifted Time Holdings on page 19 to clarify the affiliations between Gifted Time Holdings, Shanghai Jinqiaotong Industrial, HollySys, Team Spirit and OSCAF International.

6.
Chardan’s S-l registration indicated that all shares of the existing stockholders are placed into an escrow account and will not be released from escrow until August 2, 2008. Please state in the S-4 registration how many shares are in escrow and their dispositions in light of the redomestication merger and stock purchase agreement.

HLS Systems International

RESPONSE: The Company has added responsive disclosure on page 26.

7.
Please disclose whether any federal, state and foreign regulatory requirements must be complied with or approval must be obtained in connection with the transactions, and if so, the status of such compliance or approval. See Item 3(i) of Form S-4.

RESPONSE: The Registration Statement states on pages 29 and 65 that the stock purchase and the transactions contemplated by the stock purchase are not subject to any federal or state regulatory requirements or approvals, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, except for filings necessary to effectuate the transactions contemplated by the stock purchase and Redomestication Merger proposals with the State of Delaware and the British Virgin Islands. The Company has added responsive disclosures in the relevant sections on pages 29 and 65 regarding foreign regulatory requirements and approvals.

8.	Please provide the information required by Item 7 of Form S-4 and Item 507 of Regulation S-K regarding reoffering by persons and parties deemed to be underwriters.

RESPONSE: The Company supplementally advises the staff that the prospectus included in the registration statement will not be used for any reoffering of securities.

9.	We note that solicitation may be made by phone or by person. Please provide the information required by Item 4 of Schedule 14A.

RESPONSE: The Company has revised the Registration Statement on page 25 to include the information required by Item 4 of Schedule 14A. Responsive disclosure is also provided under the section entitled “Solicitation Costs” on page 52.

10.	Where appropriate, please:

•	describe how ownership of HollySys’ third subsidiary, Beijing HollySys Haotong Science & Technology Development Co., Ltd., will be obtained;

•	expand disclosure of the operating life of each company throughout the filing as disclosed in Note 1 on FII-8; and

•	disclose Kerry Propper’s prior and current SPAC involvement (Origin Agritech, Chardan South China Acquisition Corp., etc.).

RESPONSE: The Company has added responsive disclosure regarding ownership of Beijing HollySys Haotong Science & Technology Development Co., Ltd. on pages 20 and 104. The Company has added responsive disclosure regarding the operating life of each company on page 105. The Company has added responsive disclosure regarding Kerry Propper’s SPAC involvement on page 144.

Cover Page of the Prospectus

11.	The reference to “financial statements of HollySys...” on page 12 should be clarified. There are no financial statements bearing that name.

HLS Systems International

RESPONSE: The Company has revised the reference to the “financial statements of HollySys . . .” on page 11 to state the “financial statements of Gifted Time Holdings.”

Questions and Answers about the Meeting, page 13

12.
In the answer to the question “What will I receive in the Redomestication Merger,” please explain the effect of dilution even though Chardan security holders will receive an equal number of shares of common stock of HLS.

RESPONSE: The Company has added responsive disclosure in the answer to the question “What will I receive in the Redomestication Merger.”

13.
You state that HollySys Stockholders and their designees initially will own 77% of the issued and outstanding shares immediately after the acquisition and Chardan stockholders will own less than 23% of HLS if HLS issues the additional shares. Please provide the percentage of shares Chardan stockholders will own assuming all 8,000,000 shares of additional consideration are issued.

RESPONSE: The Company has revised the disclosure on pages 14, 47 and 53 to include the percentage of shares Chardan stockholders will own assuming all 8,000,000 shares of additional consideration are issued.

14.	Please discuss the conversion rights or the lack of conversion rights for warrants in the answer to the question “Do I have conversion rights?”

RESPONSE: The Company has added responsive disclosure in the answer to the question “Do I have conversion rights?”

15.	Please discuss whether conversion rights that were not properly exercised may be remedied subsequently and, if so, how.

RESPONSE: The Company has added responsive disclosure in the answer to the question “If I have conversion rights, how do I exercise them?”

16.
You state that the funds deposited in the trust account after consummation for the stock purchase will be retained by HLS for operating capital subsequent to the closing of the business combination and for potential use to pay the deferred purchase price. Please discuss the “potential use to pay the deferred purchase price.” Are they in addition to the eight million shares of possible additional consideration and the $3 million deferred compensation?

RESPONSE: The Company has revised the answer to remove the potential for misunderstanding by addressing in this response the use of the funds in the Trust account. The Company has added another question and answer to address ongoing obligations to the HollySys stockholders under the stock purchase agreement. The deferred purchase price is the amount of cash payment (between $3 million and $7 million) that will not be paid at closing.

HLS Systems International

Summary, page 18

HollySys Holdings

17.
The organization and origination of “HollySys” is not at all clear and should be clearly explained in the Summary. The end result of all of the myriad transactions described, including their relationship to Gifted Time Holdings, should be described.

RESPONSE: The Company has added responsive disclosure under “Gifted Time Holdings” on page 19.

18.
The prospectus reads, “HollySys Holdings was established under the laws of the British Virgin Islands on September 21, 2005. On September 20, 2005 the stockholders of HollySys Holdings entered into a reorganization agreement to put 74.11 of the equity interest in…” We also note that the stockholders of Beijing HollySys and Hangzhou HollySys formed respective British Virgin Islands companies to hold their equity interest in Beijing HollySys and Hangzhou HollySys. HollySys Holdings then entered into consignment agreements with these British Virgin Islands companies. Please identify the stockholders of HollySys Holdings and Beijing HollySys and Hangzhou HollySys and the entities of the British Virgin Islands companies they formed.

RESPONSE: The Company has added responsive disclosure under “Gifted Time Holdings” on pages 19-20.

19.	Please explain why HollySys Holdings is also called Gifted Time Holdings, Ltd. and give a brief history of Gifted Time Holdings, Ltd.

RESPONSE: The Company had attempted to provide readers with an understanding of the role of Gifted Time Holdings by referring to it as “HollySys Holdings.” Recognizing that this has caused confusion, the Company has removed references to HollySys Holdings. A brief history of Gifted Time Holdings, Ltd. has been provided on page 19.

20.
You state that HollySys Holdings also entered into share transfer agreement with two foreign investors in Hangzhou HollySys to obtain their equity interest in Hangzhou HollySys. Please describe this transaction in greater detail and the business purpose of the transfer in later parts of the prospectus. The reorganization agreement may need to be filed as a material exhibit.

RESPONSE: The Company has added greater description of the share transfer transactions between Gifted Time Holdings and Team Spirit and OSCAF International on pages 19 and 104. The Company has filed the Reorganization Agreement and the Sale and Purchase Agreements with Team Spirit and OSCAF International as exhibits to the Registration Statement.

21.
The first full paragraph is confusing. From information provided elsewhere in the prospectus, see, e.g., page 64, it appears that certain persons holding 74.11% of the equity interests in Beijing HollySys (which directly holds 40% of Hangzhou HollySys) and certain other persons holding 60% of the equity interests in Hangzhou HollySys undertook a reorganization whereby HollySys Holdings was formed as a British Virgin Islands holding company over the PRC operating companies. It further appears that some of the stockholders organized various BVI companies to hold their equity interests in HollySys Holdings. The various companies entered into consignment agreement with HollySys Holdings, respectively, thus giving HollySys Holdings functional control of the equity interests in the PRC operating companies. Please clarify the disclosure accordingly.

HLS Systems International

RESPONSE: The Company has revised the first full paragraph to clarify the disclosure.

22.
In addition, reference is made to the withdrawal of an investor. Please explain why its inability to acquire an additional 20% interest in Hangzhou HollySys led it to withdraw from the reorganization agreement governing the formation of HollySys Holdings. Please also state whether this investor continues to hold its interest in Beijing HollySys.

RESPONSE: The Company has added additional disclosure regarding withdrawal of an investor in Hangzhou HollySys under “Gifted Time Holdings” on page 19.

23.
The first paragraph also states that HollySys Holdings entered into “share transfer agreements” with two foreign investors in Hangzhou HollySys to obtain their equity interests in that company. It appears that the two foreign investors are Team Spirit Industrial Limited and OSCAF International Limited. See, e.g., page 64. Please confirm and state the amount of their respective equity interests in Hangzhou. Please describe the terms and conditions of the share transfer agreements and state whether these agreements are valid and enforceable under the laws of the PRC in the opinion of counsel for the two investors. Please explain why the stock in question was not subject to transfer restrictions under PRC law. We note that the prospectus states elsewhere, see, e.g., page 64, that the stock consignment agreements provide for the control of the shares of both Beijing HollySys and Hangzhou HollySys.

RESPONSE: The Company has added responsive disclosure under “Gifted Time Holdings” on pages 19 and 23. The Company has revised the disclosure that the stock consignment agreements provide for control of the shares of both Beijing HollySys and Hangzhou HollySys to state that the consignment agreements provide for control of the shares of Beijing HollySys only.

24.
The remaining minority equity interests in Beijing HollySys and Hangzhou HollySys appear to be 25.89% and 10.36%, respectively. See page 19 and page Fl-10. Please confirm and identify the holders of these interests. Please also state whether HollySys Holdings/HLS has sought or intends to seek control of these minority interests.

RESPONSE: The Company has added responsive disclosure under “Gifted Time Holdings” on page 22.

25.
The third HollySys Operating Company, Beijing HollySys Haotong Science & Technology Development Co., Ltd., is mentioned at page 18. Please provide further information concerning this company. Elsewhere, at page 93, the prospectus states that Beijing HollySys owned 70% of this company as of December 31,2005; and at page 82, Beijing HollySys is identified as the majority owner of the company. However, at page FH-8, note 1 to the consolidated financial statements indicates that on December 31, 2002, Beijing HollySys purchased the remaining 30% interest in Haotong that it had not previously acquired, thus giving it a 100% ownership interest in this operating company as of that date. Please clarify. Include in your explanation a discussion of how HollySys Holdings holds its interest in Haotong.

HLS Systems International

RESPONSE: The Company has added responsive disclosure under “Gifted Time Holdings” on page 20.

26.
The second full paragraph states that the businesses of the HollySys Operating Companies began in 1993. However, the prospectus states at page 93 that Beijing HollySys was established in September 1996 and Hangzhou HollySys in September 2003; Note 1 to the consolidated financial statements of Gifted Times Holdings Limited states at page FII-8 that the Board of Directors of Beijing HollySys made their first acquisition of an interest in Beijing Haotong in May 2002. Please address the inconsistency.

RESPONSE: The Company has revised the disclosure to state that the businesses of the HollySys Operating Companies began in 1996 because Beijing HollySys was established in 1996.

27.
We note that voting-together agreements with Dr. Wang are mentioned at page 19. Elsewhere, Note 1 to the consolidated financial statements of Gifted Time Holdings Limited states at FII-7 that “... there was a voting-together agreement among the owners of 74.11% interest in Beijing HollySys and a voting-together agreement between the two owners of 60% interest in Hangzhou HollySys. Furthermore, these two executed voting-together agreements have given the voting control to the same individual, who is the founder of Beijing HollySys. Therefore, there is a control group which has voting control over both entities.” Please identify the parties to the voting-together agreements and explain why the agreements give voting control to the same individual. Please also identify the individual in question.

RESPONSE: The voting-together agreements include the one entered among Mr. Cheng Wusi (who owns 30% interest of Beijing HollySys), Mr. Luo An (who owns 9.88% interest of Beijing HollySys), and Shanghai Jinqiaotong Industrial Development Co. Ltd., (which owns 20% interest of Beijing HollySys) with Dr. Wang Changli (who owns 14.23% interest of Beijing HollySys), and the other entered by OSCAF International Co. with Dr. Wang Changli (who also represents 100% interest of Team Spirit Industrial Limited.)

Considering the further growth of Beijing HollySys, all shareholders mentioned above believed that they need to vote together for all important issues related to the company’s growth, capital raising matters, and important daily operation decisions. The best representative of them will be the person with the best skill set, which is the current CEO, Dr. Wang Chnagli, who received education in England with a Ph. D degree in automation control, demonstrated his leadership skills with more than seventeen-year working experience in automation industry, and has a strong network in Beijing marketplace. Therefore, all the above shareholders in Beijing HollySys entered into a voting-together agreement with Dr. Wang.

HLS Systems International

Beijing HollySys owns 40% of Hangzhou HollySys. The 74.11% interest in Beijing HollySys held by Gifted Time Holdings Limited would result in only 29.64% interest in Hangzhou HollySys, which was not adequate to have voting control over Hangzhou HollySys. However, with the addition of Team Spirit Industrial Limited (with 30% interest in Hangzhou HollySys and which is controlled by Dr. Wang Changli) and OSCAF International Co. Ltd. (which accounts for the remaining 30% interest of Hangzhou HollySys) through a voting-together agreement with Dr. Wang Changli, voting control (accounting for 89.64% interest in Hangzhou HollySys) over Hangzhou HollySys was obtained.

Based on these two voting-together agreements, the newly formed Gifted Time has voting control over both Beijing HollySys and Hangzhou HollySys.

The Company has added responsive disclosure under “Gifted Time Holdings” on page 22.

28.	Please revise your disclosure here and throughout your filing to include your additional 29.64% ownership of Hangzhou HollySys as disclosed on page 93.

RESPONSE: The Company has revised the disclosures at appropriate places throughout the Registration Statement to include the 29.64% ownership of Hangzhou HollySys by virtue of the fact that Beijing HollySys owns 40% of Hangzhou HollySys, referring to that 40% ownership interest as “indirect” to distinguish it from the 60% of Hangzhou HollySys that Gifted Time holds directly.

The Business Combination

29.
We note the disclosure on page 20. Please explain more clearly how and when the variable portion of the cash payment will be determined. If that amount is dependent on the amount of funds remaining in the trust account in the event that any of Chardan’s stockholders exercise their conversion rights, how will Chardan pay for the deferred portion?

RESPONSE: The Company has added responsive disclosure under the “Stock Ownership” section on page 26.

Approval of the HollySys Stockholders, page 21

30.	Indicate the number of beneficial HollySys stockholders.

RESPONSE: . The Company has added responsive disclosure under “Gifted Time Holdings” on pages 19-20.

HLS Systems International

Stock Ownership, page 22

31.	Indicate the percentage represented by the 1,250,000 shares.

RESPONSE: The Company has added responsive disclosure under “Stock Ownership” on page 26.

Interests of Chardan Directors and Officers in the Stock Purchase, page 22

32.	Please describe the principal terms of the agreement between HollySys and Chardan Capital, LLC. Please clarify whether the agreement is between HollySys and Chardan Capital or HLS and Chardan Capital.

RESPONSE: At this point, the agreement between Chardan Capital, LLC and HLS is an agreement in principle reached between the management of HollySys and the principals of Chardan Capital, LLC. We have attempted to set forth some additional detail regarding the nature of the services to be performed, but we believe that the information contained in the filing regarding the agreement, including the monthly fee to be paid and the types of services covered constitute the material terms of that understanding as it now exists.

The Company also has clarified that the agreement will be between Chardan Capital, LLC and HLS.

33.	Please clarify the term, “HollySys Parties.”

RESPONSE: The Company has deleted the use of the term “HollySys Parties.”

Material United States Federal Income Tax Consequences of the Stock Purchase, page 25 and 52

34.	Please revise discussion of material tax consequences on page 25 and page 53 to clearly state that it is the opinion of named counsel for each tax consequence being opined upon.

RESPONSE: The Company has added responsive disclosure on pages 29 and 63.

Selected Historical Financial Data, page 26

35.
Reconcile the “HollySys Holdings Historical Financial Data” with the financial statements “contained elsewhere”. Explain the reasons for the two different entities and clearly indicate that the financial statements contained elsewhere fully represent the financial condition and operations of the companies whose shares are being offered in this registration statement.

RESPONSE: The Company had attempted to provide readers with an understanding of the role of Gifted Time Holdings by referring to it as “HollySys Holdings.” Recognizing that this has caused confusion, the Company has removed references to HollySys Holdings to avoid any confusion of HollySys Holdings and Gifted Time Holdings as two different entities.

HLS Systems International

36.	Please revise to include separate Line items for income (loss) from continuing operations per share and cash dividends declared per common share in accordance with Item 301 of Regulation S-K.

RESPONSE: The Company has added separate line items for income (loss) per share (with a note explaining that there is no discontinued operations so this is the same income (loss) from continuing operations per share) and cash dividends declared per common share on page 31 in accordance with Item 301 of Regulation S-K.

37.
Tell us how you determined the weighted average common shares outstanding for each period presented considering you disclose the number of outstanding common shares as 50,000 on the balance sheet presented on FII-3. The information presented here should be based on historical data. Please advise or revise.

RESPONSE: The Company has revised the weighted average common shares to 50,000, which represents the outstanding common shares of the company based on historical data.

38.
Please reconcile the amounts presented for operating income and total current assets with those presented in your financial statements (e.g. differences were noted in December 31, 2005 and June 30, 2005). Revise accordingly.

RESPONSE: The Company has reconciled the amounts presented in the historical data with those presented in the financial statements and the differences noted in December 31, 2005 and June 30, 2005 have been revised on page 31.

Selected Unaudited Pro Forma Combined Financial Information, page 27

39.	Please revise to include a separate line item for cash dividends declared per common share.

RESPONSE: The Company has added a line for cash dividends declared on page 33.

Comparative Per Share Information, page 28

40.
It appears the amounts representing the historical net income per share for HollySys in June 2004 and 2005 ($.20 and $.58, respectively) are based on the assumed number of shares to be issued in the merger. Please revise to accurately reflect the actual (historical) net income per share for all periods presented (including December 31, 2005) and revise note (2) to your table to clarify how the historical amounts were computed.

RESPONSE: The Company has adjusted net income per share on page 34 and amended note 2.

Market Price Information, page 29

41.
Indicate the name of the “one holder of record of the units” and the names of the “six holders of record of the common stock...” and explain the relationships between the record holders and the beneficial owners.

HLS Systems International

RESPONSE: The Company advises the staff supplementally that the one holder of record of the units is Cede & Co. and the six holders of record of the common stock are Cede & Co. and the five persons identified in the disclosure under the heading "Beneficial Ownership of Securities - Security Ownership of Officers and Directors of Chardan." We respectfully submit that there seems to be no material enhancement of the information provided in this document by identifying Cede & Co. or by restating the information already contained in a separate section of the document. The Company believes it has described all relevant relationships between its registered holders. Because the beneficial ownership base is a fluid and anonymous (except for stockholders required to report under Section 16 of the Securities Exchange Act or the Williams Act) we are not sure how any company could describe the relationships between the beneficial owners or the relationships between record holders on one hand and beneficial owners on the other, other than to say that most beneficial holders who hold their shares in a brokerage account are represented by one or a few record owners. That information applies to all public companies.

Risk Factors, page 30

42.	Please consider disclosing a risk factor stating that a fairness opinion was not obtained and discuss the potential liability of not having a fairness opinion.

RESPONSE: The Company has added responsive disclosure under the “Risk Factors” section on page 47.

43.
The subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. For example, please refer to risk factors 3, 5-7, 10, 11, 13, 14, 16, 18, 25, 27, 28, 33, and 38.

RESPONSE: The Company has revised the subheadings of the risk factors to reflect the risks involved in this transaction.

44.
To the extent possible, please avoid the generic conclusions you reach in several of your risk factor subheadings and risk factor discussions that the risk could cause your sales or business to “suffer” of could “negatively affect,” “adversely affect” or have an “unfavorable affect” on business, revenues or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clear. For instance, see risk factors 1, 4, 10, 11, 12, 13, 14, 15, 17, 23, 25, 29, 30, 31, and 32. Please describe specifically the impact that the risks mentioned might have on your business.

RESPONSE: The Company has revised the subheadings of the risk factors and risk factor discussions to reflect more specific disclosure on how the Company’s financial condition would be affected.

HLS Systems International

45.	We note that HLS will be a foreign private issuer after the redomestication merger. Please discuss any consequences thereof as a material risk factor in this section.

RESPONSE: The Company has added responsive disclosure under the “Risk Factors” section on page 47.

46.	Risk factors 8 and 9 appear to be similar; risk factors 31 and 32 appear too similar. Please discuss the risk only once.

RESPONSE: The Company has revised the risk factors to delete any redundancy.

47.
In risk factor 9, where you state that the risk of a catastrophic failure is relatively small, please provide the context and the basis of the statement. You state that you may not be able to obtain adequate insurance coverage to protect it. Please discuss your current insurance coverage later in the prospectus.

RESPONSE: The Company has added responsive disclosure under “Risk Factors” on pages 43 and under “Business Overview” on page 105.

48.	Risk factors 16 and 17 appear generic and are equally applicable to all companies and should be deleted.

RESPONSE: The Company has deleted risk factors 16 and 17.

49.
Please briefly but clearly discuss the consignment agreements and the risk that the stock consignment agreements may be unenforceable. This is an important risk that should be discussed at the beginning of the Risk Factor section. Please revise.

RESPONSE: The Company has revised and moved the risk factor discussing the consignment agreements to the beginning of the “Risk Factors” section on page 37.

50.
We bring your attention to risk factor 24. Please explain the import to the operations of HLS of the discussion at page 36 of Notice 75 of SAFE and Overseas Special Intention Companies. Please also identify the OSIC(s) that will exist following the stock purchase.

RESPONSE: The Company has added responsive disclosure under this risk factor on page 46.

51.
In addition, it appears that the discussion of Notice 75 involves a different risk than the effect of PRC foreign exchange regulations upon the ability of the HollySys operating companies to pay dividends in foreign currency or to conduct other foreign exchange transactions. If so, please create a new risk factor in connection with Notice 75.

RESPONSE: The Company has created a new risk factor in connection with Notice 75.

52.
Risk factors that are important and most material for investors to make decisions should be discussed at the beginning of the Risk Factor section. Risk factors 26-33, 35, and 36 are some of most material risk factors and should be discussed at the beginning of the Risk Factor section. Please revise.

HLS Systems International

RESPONSE: The Company has revised the “Risk Factor” section to list the most material risk factors at the beginning of the section.

Special Note Regarding Forward-Looking Statements, page 40

53.	Please delete this section, which duplicates the section that follows it.

RESPONSE: The Company has deleted the duplicative information.

The Chardan Special Meeting, page 41

54.	Please clearly spell out whether and how invalidly exercised or non-exercised conversion and/or appraisal rights may be remedied before or after the shareholder meeting.

RESPONSE: The Company has added responsive disclosure under “The Chardan Special Meeting” section on page 51.

55.	Please clearly state how abstained votes and proxies relating to street name shares that are returned to Chardan but marked by brokers as “not voted” will be cast in this section.

RESPONSE: The Company has added responsive disclosure on page 51.

56.	Please explain whether the exercise of conversion rights or appraisal rights for common stock will affect the warrants held by the investors.

RESPONSE: The Company has added responsive disclosure on page 52.

57.	Please succinctly explain in the prospectus the differences between choosing appraisal rights and conversion rights. We note that only one right may be elected in respect of the shares.

RESPONSE: The Company has added responsive disclosure on page 52.

Background of the Stock Purchase, page 45

58.	On page 18, you state that $29.8 million was placed in the trust account. Inconsistently, you state that approximately $25.8 million was placed in a trust account. Please reconcile the discrepancy.

RESPONSE: The Company has revised the discussion on page 53 to reflect that $29.8 million was placed in the trust account.

59.
Please clearly identify the parties to the stock purchase agreement, including Shanghai Jinqiaotong Industrial Development Co., Team Spirit Industrial Limited, and OSCAF. Please also provide a brief history of the parties.

HLS Systems International

RESPONSE: The Company has added responsive disclosure on page 53.

60.	CNCAC and Chardan are used interchangeably. Please use one consistently throughout the prospectus.

RESPONSE: The Company has deleted the use of the term “CNCAC” and has revised the prospectus to use “Chardan” consistently.

61.
You state on page 46 that Chardan representatives first met with HollySys’ President, Dr. Wang Changli and Chairman, Madame Qiao Li, on August 17, 2005 and again on August 22, 2005, for preliminary discussions about a potential business combination. Please describe when and how Chardan and HollySys learned of each other.

RESPONSE: The Company has provided additional detail regarding the timing and circumstances of Chardan’s introduction to HollySys, which was after the completion of Chardan’s initial public offering and through Chum Investment Corporation, which had also introduced State Harvest Holdings, Ltd. to Chardan China Acquisition Corp. (now Origin Agritech, Ltd.).

62.	Please clarify whether Greatace was or will be compensated for locating companies for Chardan.

RESPONSE: Greatace was retained solely for the purpose of performing due diligence on identified business combination candidates and not for the purpose of identifying potential candidates. References to the contrary in the filing have been removed or revised. Those changes will make clear that Greatace did not receive and will not receive any compensation from Chardan for locating potential candidates for a business combination.

63.
Please disclose the date the company or any affiliates of the company had initial contact with Greatace or its principals to provide services for Chardan. Please describe the negotiations between Greatace and Chardan or its affiliates in engaging Greataces’s services including the timing of those negotiations. Please disclose when any agreements, preliminary or otherwise, were entered into between Greatace and Chardan or its affiliates and describe the principal terms of the agreements.

RESPONSE: The specific date on which Chardan first had contact with Greatace for the purpose of providing services to Chardan was August 28, 2005, following the completion of the first trip that Chardan’s management made to China for the purpose of meeting with potential candidates, and that date is set forth in the filing. As noted, an agreement was entered into with Greatace to provide services to Chardan, and the material terms of that agreement (services to be performed and amount and timing of payment therefor) are summarized in the filing.

64.
Please disclose when Greatace first began seeking possible acquisition targets and when it first presented possible acquisition companies to Chardan or its affiliates. Please describe the process, including dates, from when Greatace first mentioned or presented any acquisition companies to Chardan or its affiliates.

HLS Systems International

RESPONSE: As indicated in the response to comment 62, Greatace was not retained for the purpose of seeking possible acquisition targets, and it did not do so. References to that effect have been removed from the filing.

65.
We note that the principals of Greatace have been known to Mr. Huang, an officer and director for Chardan, for many years. Please elaborate on the relationship between Mr. Huang and Greatace’s principals, including how and when they knew each other. Is Greatace an affiliate of Mr. Huang or any of his affiliates? If not, please clearly state so.

RESPONSE: Mr. Huang was introduced to Mr. Rong Deng, the CEO of Greatace, through a mutual friend. However, until Greatace was retained by Chardan to perform due diligence on possible acquisition targets, Mr. Huang had no business dealings with Mr. Rong or any other principals of Greatace, and none of them is an affiliate of his. Greatace initially came to the attention of Chardan not at the suggestion of Mr. Huang, but at the suggestion of Chum Investment Corporation. Mr. Huang is the person who evaluated the capabilities of Greatace and recommended to the Chardan directors that Greatace be retained to perform due diligence. The filing has been revised to reflect the circumstances surrounding the retention of Greatace .

Chardan’s Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 48

66.
We note that parts of this section and the “HollySys” and the HollySys Operating Companies’ record of growth and expansion and high potential for future growth” section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the statements on page 48 such as “extensive experience in performing due diligence.” Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

RESPONSE: The Company has eliminated promotional language, identified the opinions of management as such and, when offering such opinions, provided the basis for the opinions or beliefs, including a reference to market information contained elsewhere in the filing.

67.
On page 49, we note the disclosure that “[t]ransfer of record ownership is subject to the directions of the consignee, in this case HollySys Holdings, so long as it is a permitted transfer and transferee is acceptable under PRC law.” Please explain this statement; specifically, explain what transfer and transferee are acceptable and not acceptable under PRC law. Please also explain whether one would need to apply for permission or whether there is any regulatory requirement for transfers. Please consider whether a risk factor should be added, and if not, why not.

HLS Systems International

RESPONSE: Upon closer examination, the Company believes that this discussion of the consignment agreements lacked certain information, including the information noted in this comment, to make their significance for this transaction clear to the reader. As a result, the Company has expanded the discussion of consignment agreements significantly, including a statement regarding the basis for restrictions on the transfer of stock and the acceptability of Chardan as the ultimate designee for the transfer of legal title pursuant to the consignment agreements. The Company has added a risk factor discussing the extent to which the consignment agreements are relied upon to transfer ownership of Beijing HollySys to Gifted Time Holdings in the first instance and ultimately to Chardan and its successors.

68.
You state that “the stock purchase agreement provides for opinions of PRC counsel on the validity and enforceability of all the agreements by the HollySys Stockholders.” However, you do not disclose here the opinion on validity and enforceability of the agreements in the prospectus. Please do so. We note on page 64 you state that the stock consignment agreements are subject to enforceability and limitations of the laws and rules of PRC. Please discuss the limitations.

RESPONSE: The opinion of PRC counsel on validity and enforceability of the stock consignment agreements with the HollySys stockholders is filed as an exhibit to the Amended S-4. There are no limitations under the current laws and rules of the PRC regarding the stock consignment agreements, aside from what is already disclosed on page 22 (i.e., the shares held by the directors or corporate officers of a joint stock company formed under PRC law may not be transferred in amounts in excess of 25% of the person’s holdings annually during the incumbency period).

69.
Also describe whether the board of directors received an opinion from the appropriate Chinese authorities that the control agreements were valid under Chinese law. Also explain how this is an acquisition or ownership of the companies when it appears to only provide contractual control over the companies. Please consider whether a risk factor should be added and if not, why not.

RESPONSE: Chardan has not obtained an opinion from appropriate Chinese authorities regarding the validity of the control agreements under Chinese law, as there is no means for it to be able to do so. Chardan has elected to rely instead on the opinion of Chinese counsel. Under the consignment agreements, virtually all incidents of ownership of the stock in question, other than legal title, is transferred to the consignee, including the right to vote the stock. Chardan believes that as a result the consignee is, under U.S. legal principles, accurately described as the beneficial owner of the stock, and therefore it is appropriate to describe the consignment agreements as a means to acquire ownership, not just contractual control, over the HollySys operating companies. As noted in response to Comment 49, above, a risk factor regarding the consignment agreements has been included.

70.
You disclose that transfer of record ownership is “subject to the directions of the consignee.” Please explain how that is done procedurally if one consignee decides to transfer the record ownership to another party.

HLS Systems International

RESPONSE: The Company has added responsive disclosure under “Due Diligence Information Materials” on page 59.

71.
Please move the disclosure on page 64 and 65 under sections “stock consignment agreement” and “protections of shareholders against the loss of consigned and assigned assets” immediately after this discussion.

RESPONSE: The Company has moved the disclosure on pages 64 and 65 under sections entitled “Stock Consignment Agreement” and “Protections of Shareholders against the loss of consigned and assigned assets” to pages 60 and 61.

72.
We note that PRC law does not permit transfers in amounts in excess of 25% of the person’s holdings annually during the incumbency period. Please explain to us on a supplemental basis the purpose of such record ownership restriction when a consignee can have all of the beneficial ownership without any limitations. We may have further comments.

RESPONSE: Although there is a restriction on the transfer of legal title to registered stock held by the directors, supervisors or senior managers of a joint stock company, the legal opinion that the Company has received from Chinese counsel provides that there are no regulations under PRC law that prohibit stockholders from consigning the equity interests they hold to a third party through the consignment agreements.

In accordance with the PRC contract law and any other applicable Chinese laws and regulations, the Stock Consignment Agreements embody the true and consistent intentions and decisions of both the stockholders of Beijing HollySys and their respective BVI companies. PRC counsel advises that the Stock Consignment Agreements are valid, legally binding, and enforceable against the parties as of the execution date of the agreements. The execution and performance of the Stock Consignment Agreements by the stockholders of Beijing HollySys or their BVI companies will not require any consent, approval, authorization or other action by, or filing with or notification to, any Chinese governmental authority.

73.
Dr. Wang Changli, who is subject to the restriction, owns 14.23% of the outstanding shares of Beijing HollySys. Please disclose whether any other record owners of Beijing HollySys and Hangzhou HollySys are subject to this restriction. Please also explain why Dr. Wang doesn’t intend to transfer 25% of his ownership to HollySys Holdings simultaneously with the completion of the redomestication merger and agree to transferring the subsequent 75% within the next three years.

RESPONSE: The restriction on transfer applies only to officers and directors of a joint stock company. The other record owners of Beijing HollySys and Hangzhou HollySys are not subject to the transfer restriction because they do not have that status. Given the determination that the consignment agreements are valid and effective, transfer of 100% of Dr. Wang’s ownership interest by that means was simpler to accomplish and deemed acceptable by the Company.

74.	Please provide the full name of OSCAF and explain Team Spirit and OSCAF’s ownership in HollySys.

RESPONSE: The full name of OSCAF is OSCAF International Co., Ltd. Originally, Team Spirit and OSCAF each owned 30% of the equity interests of Hangzhou HollySys. Team Spirit and OSCAF transferred their interest in Hangzhou HollySys to Gifted Time Holdings pursuant to share transfer agreements dated January 12, 2006 in exchange for an ownership interest in Gifted Time Holdings. As a result, their ownership interest in HollySys is now indirect, through their ownership interest in Gifted Time Holdings. The Company has revised the description of the relationship between the parties throughout the filing for clarification purposes.

HLS Systems International

75.
Please file all validly executed consignment agreements as exhibits. We note that HollySys stockholders have entered into voting-together agreements with Dr. Wang and they have also consigned their equity interest in Beijing HollySys to HollySys Holdings. Please clarify whether they have each entered into separate consignment agreements.

RESPONSE: The Company has filed all executed consignment agreements as exhibits to the Registration Statement. Each stockholder has entered into a separate consignment agreement. The Company has added responsive disclosure under “Stock Consignment Agreements” on page 60.

76.
It appears that none of the stockholders other than Dr. Wang is subject to the record ownership stock restriction. Please explain why do they not simply transfer their record ownership to HollySys Holdings.

RESPONSE: The Company has added responsive disclosure under “Stock Consignment Agreements” on page 60.

77.	Please clarify whether there are any rights that a consignee does not have toward his or her beneficial ownership of the stocks consigned other than title to record ownership.

RESPONSE: There are no rights left to the consignor in connection with the stocks consigned, aside from title to record ownership. The Company has added responsive disclosure under “Stock Consignment Agreements” on page 60 to clarify this fact.

78.	Please explain the statement, “[t]he agreements are subject to force majeure limitations.”

RESPONSE: The Company has added responsive disclosure explaining force majeure limitations under “Stock Consignment Agreements” on page 60.

79.
We note that “in the event of a breach, in which event the non-breaching party may cancel the consignment agreement after notice and a reasonable cure period.” Please discuss whether there is any deterrent for the breach on the consignors part, whether there is penalty for the breach, and what remedial measure the consignees can take after the breach.

HLS Systems International

RESPONSE: The Company has added responsive disclosure regarding breach of the consignment agreements under “Stock Consignment Agreements” on page 60.

80.
We bring your attention to the paragraph, “[i]n the event that the consignment agreements are cancelled sometime in the future, then HLS would lose the control of the companies to the extent that the stock was not previously transferred to it. Such transfer due to termination would likely be for no value... there are no real obligations for HollySys Holdings under the agreement.” Please add a risk disclosure in the beginning of the risk factor section discussing this risk.

RESPONSE: The Company has added a risk disclosure in the “Risk Factor” section regarding the consequences of cancellation of the stock consignment agreements.

81.
We note that the company registers its name solely as HLS Systems International, Ltd. in the Memorandum of Association and Articles of Association. Neither of the above documents refers to Gifted Time Holdings Limited. However, we also note that the stock consignment will be entered with Gifted Time Holdings Limited, without mentioning HLS Systems International or HollySys; the Stock Purchase Agreement will be between Chardan and Shanghai Jingquiaotong Industrial, among other parties, without mentioning Gifted Time Holding or HollySys. Please disclose whether the stock consignment and the stock purchase agreement will be enforceable by HLS or HollySys.

RESPONSE: The Company has added responsive disclosure under “Stock Consignment Agreements” on page 61 and under “Structure of the Stock Purchase and Redomestication Merger” on page 66.

82.
Section 2 of the Stock Consignment Agreement stipulates that as consideration for the consignment of the rights incidental to beneficial ownership of the stocks, Gifted Time will pay the consignor by issuance of common stock. Please clearly discuss this payment arrangement in the prospectus. Moreover, please revise the relevant sections as appropriate, such as sections “Certain Relationships and Related Transactions” and “Beneficial Ownership of Securities.”

RESPONSE: The Company has added responsive disclosure on pages 19 and 60.

83.
Section 5 of the Stock Consignment Agreement stipulates that in case of default, the cap for the defaulting party’s liability shall not exceed the amount of economic loss that defaulting party could anticipate or should anticipate as of the date of this Agreement. Please clearly state the anticipated amount of the date of the Agreement. Please discuss this provision in the prospectus.

RESPONSE: The Company has added disclosure of this provision in the prospectus under “Stock Consignment Agreements” on page 60. Because Gifted Time Holdings Ltd. does not have any specific obligations under the stock consignment agreements, Section 5 of the agreements is primarily directed to default by the consignors. Because default by the consignors may cause different types of damages to Gifted Time Holdings Ltd., it is almost impossible to state an amount of economic loss that Gifted Time Holdings Ltd. could anticipate or should anticipate.

HLS Systems International

84.
The Stock Consignment Agreement further stipulates that legal actions may be initiated in a “competent jurisdiction.” Please explain in this section of the prospectus to which jurisdictions you refer. Is the U.S. federal court a competent jurisdiction?

RESPONSE: The Company has added responsive disclosure under “Stock Consignment Agreements” on page 61.

85.
The Stock Consignment does not spell out the “Shares Consignment Rights.” Will that be specified in one of the appendices? Please file all of the appendices to the Stock Consignment Agreement as exhibits. Please file validly executed agreements before effectiveness.

RESPONSE: “Shares Consignment Rights” are specified in the appendix to the Stock Consignment Agreement, and the Company has filed the appendices to the Stock Consignment Agreements as exhibits. The Company has filed all validly executed agreements with Amendment No. 1 to the Registration Statement.

Conditions to the Completion of the Acquisition, page 61

86.	One of the conditions is that Chardan must have received a legal opinion, dated as of the closing, from Guantao Law Firm. Please clarify the nature of the legal opinion.

RESPONSE: The opinion of Guantao Law Firm on validity and enforceability of the stock consignment agreements with the HollySys stockholders is filed as an exhibit to the Registration Statement. The Company has added a description of the nature of the legal opinion on page 73.

Extension; Waiver, page 63

87.
You state that at any time prior to the consummation of the stock purchase, Chardan and the HollySys Stockholders may extend the time for the performance of any of the obligation or other acts, waive any inaccuracies in the representation and warranties or waive compliance with any of the conditions. Please clarify whether any of the conditions may be waived or changed after the shareholder meeting. We may have further comments.

RESPONSE: The potential to waive a condition to closing or any inaccuracies in the representations and warranties of the HollySys Stockholders does exist, but it is limited. The parties intend to close the transaction promptly (within one week) of receiving stockholder approval to do so. Of course, it is possible that between the effective date of the Registration Statement and the date of the stockholder meeting a condition to closing or material inaccuracy in a representation or warranty in the stock purchase agreement could be discovered. However, in such case the corrective measure would be to submit a post-effective amendment to the Registration Statement in advance of the stockholder meeting, furnish that amendment to the stockholders of Chardan in accordance with SEC rules and, if necessary, delay the date of the stockholder meeting. In the unlikely event that a waiver became necessary to permit closing after the stockholder meeting had approved the transaction, Chardan would grant such a waiver only if it was deemed to be immaterial from the standpoint of its effect on the value of the transaction to Chardan’s stockholders.

HLS Systems International

Employment Agreements, page 64

88.	Please disclose the principal terms of the employment agreements, including the annual salary. Please file executed employment agreements as exhibits.

RESPONSE: The Company has added additional disclosure of the material terms of the employment agreements, including the annual salary, and has filed as exhibits the executed employment agreements of Dr. Wang and Madame Qiao.

Stock Consignment Agreements, page 64

89.
As a related matter, a table of parties to consignment agreements, provided at page 64, shows five parties. Please state whether there are five consignment agreements, each concerning the five respective percentages specified at page 64, and five BVI companies that are parties to the agreements with HollySys Holdings.

RESPONSE: The Company has added responsive disclosure under the “Stock Consignment Agreements” section on page 61.

Protections of Shareholders Against the Loss of Consigned and Assigned Assets, page 65

90.	Please explain the distinction between consigned and assigned assets, and describe the assigned assets, if any, to which reference is made.

RESPONSE: The Company has deleted all references to “assigned assets.”

91.
The last sentence in the fourth full paragraph states that, “PRC law provides for enforcement of minority rights in respect of corporations which are intended to protect against improper dealings by the majority to the detriment of the minority shareholders.” Please explain what is contemplated. It appears that the minority shareholders in question would be, initially, the former Chardan shareholders, which will hold approximately 23% of the outstanding common stock of HLS following the redomestication merger. Please discuss.

RESPONSE: The sentence quoted, while accurate, is out of context and confusing, and the Company has removed it. It is correct that the former Chardan shareholders will hold a minority interest in HLS, but the affairs of that company will be governed by its Memorandum and Articles of Association and the laws of the British Virgin Islands, where it is organized, and not of the PRC. Currently, Gifted Time Holdings is a majority stockholder in the various HollySys operating companies that are organized under the laws of the PRC, and upon consummation of the proposed transaction, HLS will, itself, have the status of majority stockholder of the HollySys operating companies. As a result, the laws of the PRC that afford protection to minority stockholders of a Chinese corporation do not afford protection to HLS (or the former Chardan stockholders), but rather impose obligations upon it. Principally, those obligations prohibit the majority stockholder from engaging in any activity that is harmful to the corporation in connection with a transaction that will benefit the majority stockholder, for example, by having the corporation guarantee a debt of the majority stockholder, unless approved by a majority of the stockholders who will not derive a benefit.

HLS Systems International

92.
Please clarify the effects of termination of the consignment agreements, discussed in the fifth full paragraph. Please explain in particular the statement that, “Such transfer due to termination would likely be for no value, and could be as a result of a breach by HollySys Holdings, although there are no real obligations for HollySys Holdings under the agreements.”

RESPONSE: The Company has explained that the termination of the consignment agreements would result in a loss of control over Beijing HollySys, and the Company has deleted the statement that “such transfer due to termination would likely be for no value, and could be as a result of a breach by Gifted Time Holdings, although there are no real obligations for Gifted Time Holdings under the agreements.”

Chardan Redomestication Merger, page 66

93.	Please discuss any material downside redomesticating to BVI.

RESPONSE: The Company has added responsive disclosure to the “Chardan Redomestication Merger” section on page 76.

94.	Please explain the differences between appraisal rights and conversion rights and how each one is to be exercised properly and whether they may be remedied and how.

RESPONSE: The Company has added responsive disclosure to pages 77 and 78.

95.	You state to exercise appraisal rights, stockholders must not vote in favor of the merger. Is this different from exercise of conversion rights that stockholders must vote against the merger?

RESPONSE: In order to exercise either the conversion rights or appraisal rights, the stockholder must vote against the merger. The Company has revised the disclosure on page 78 to specify that a stockholder who votes against the merger is entitled to exercise conversion rights and appraisal rights.

96.
We note that the stockholders who exercised appraisal rights must then file a petition in the Delaware Court of Chancery demanding that the Chancery Court determine the fair value of the shares and if they did not file the petition within 120 days from the effective date, they may lose their rights of appraisal. Please discuss in what situations the stockholders “may” still have a right to the appraisal after 120 days. Please disclose how the stockholders will be informed of the effective date.

HLS Systems International

RESPONSE: The Company has revised the disclosure on page 78 to state that the stockholders “will” lose their appraisal rights if a petition for an appraisal is not filed within 120 days after the closing date of the merger, which date will be publicly announced by Chardan.

97.	Please briefly describe compliance with “Section 262.”

RESPONSE: The Company has added a description of compliance with Section 262 on page 79.

Rights of Minority Shareholders, page 74

98.
We bring your attention to the statement, “[u]nder the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders….“Please clearly state this in the beginning part of the risk factor section and discuss the risks discussed under the “Rights of Minority Shareholders” section.

RESPONSE: The Company has added a new risk factor regarding rights of minority shareholders under British Virgin Islands law.

Chardan 2006 Equity Plan, page 75

99.	Please include the following information:

•	If determinable, please include the table as described in Item 10(a)(2) of Schedule 14A.

•	If determinable, please include the information required by Item 10(b)(2)(ii) of Schedule 14A.

RESPONSE: The information described in Items 10(a)(2) and 10(b)(2)(ii) of Schedule 14A is not determinable since the grants of awards under the Plan are completely discretionary.

Information about the HollySys Operating Companies, page 82

100.	See our comment above concerning promotional and speculative statements regarding much of the discussion on page 85.

RESPONSE: The Company has revised the discussion under "Information about the HollySys Operating Companies" to remove promotional or speculative statements.

101.	Clarify the term “BASF” and that it has designated HollySys as a “potential qualified Distributed Control Systems....”

RESPONSE: The Company has added responsive disclosure to the “Background” section on page 93.

HLS Systems International

102.	Please convert all amounts in RMB to dollars.

RESPONSE: The Company has converted all amounts in RMB to dollars.

103.
Please explain all technical terms such as, “I/O signal processing technology,” “network protocol interface,” “distributed control systems platform,” “MES and system integrated solutions,” “ESD,” “CTC,” “SCADA,” “PLC,” and “kernel technologies.”

RESPONSE: The Company has added definitions and explanations of the technical terms, and the term “kernel technologies” has been revised to be “core technologies”.

104.	Please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

RESPONSE: The Company has added responsive disclosure regarding the intellectual property of HollySys to meet the requirements of Item 101(c)(iv) of Regulation S-K.

105.
Your disclosure in the third paragraph of page 87 indicates HollySys spends approximately 2-4% of annual revenues on research and development. Based on the disclosures in your statements of operations (FII-4), it appears that less than 1% of revenues have been spent on research and development costs. Please advise or revise to clarify.

RESPONSE: HollySys actually spends 2-4% of annual revenues on research and development; however, HollySys receives subsidies from governmental bodies in the PRC that offset research and development expenses. The research and development costs presented in the statement of operations (FII-4) are net research and development expenses after offsetting the government subsidies, which is why the costs appear to be less than 1% of revenues. A brief explanation of HollySys’ research and development expenses has been added on page 98.

106.	Please explain what is meant by “standard setting process” and “e-government” at page 85.

RESPONSE: The Company has deleted the term “standard setting process” and “e-government.”

107.	Please explain what is meant by “prophase” and “agencies” in the description of the Programmable Logic Controller products.

RESPONSE: The Company has replaced the terms “prophase” and “agencies” respectively with the terms “earlier stage” and “distributors” for clarification.

Properties, page 91

108.	Please provide the disclosure required by Item 102 of Regulation S-K regarding your facilities and offices.

RESPONSE: The Company has added responsive disclosure on page 102.

HLS Systems International

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 93

Results of Operations

General

109.
Please revise your disclosure for each period to describe and quantify underlying material activities that generate income statement variances between periods for each financial statement line item. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. This can be achieved by providing information (in a comparative format), such as key performance indicators or key metrics that you utilize in evaluating your business, and including a detailed discussion of the year over year variances. Since contracts may overlap reporting periods, additional disclosure above the change in the number of contracts is necessary. An example might be revenue and costs attributed to each sector and the change between periods. Also consider discussing your revenue backlog between periods.

RESPONSE: The Company has expanded the discussion in the revenue and cost of sales sections. Other variances between periods for each financial statement line item have been reviewed to ensure that accurate information has been provided.

Business Overview

110.	You indicate that you are the sole “qualified” domestic provider of automated control systems for the nuclear power generating industry. Please support this statement or delete it.

RESPONSE: The Company has deleted the term “sole qualified.”

111.	Please explain “minority interest.”

RESPONSE: “Minority interest” is explained in the business overview section on page 104.

Comparison of Six Months Ended December 31, 2005 and 2004, page 96

112.
We note your attributed the increase in cost of products sold to an increased level of purchases from outside vendors versus internally produced equipment. This change was made to “better satisfy customers’ needs.” Please expand your discussion to support this statement (e.g. quality of product, timing of delivery, etc.).

RESPONSE: HollySys purchases products according to its customers’ needs and as instructed by its customers. HollySys has revised this disclosure to state that HollySys purchased a greater portion of products sold from outside vendors at higher prices as specified by its customers in accordance with customer needs.

Certain Relationships and Related Transactions, page 127

113.	Please name the promoters and provide the disclosure required by Item 404(d) of Regulation S-K.

HLS Systems International

RESPONSE: The filing already identifies Dr. Propper and Messrs. Zhang, Huang and Propper as “promoters” and describes what of value they received from Chardan and what of value they contributed to Chardan. The Company has added language to clarify that those items described in this section are the only items of value given by the promoters to Chardan or received by the promoters from Chardan.

114.
At page 114, you state that Chardan is obligated, commencing August 2, 2005, to pay to Chardan Ventures a monthly fee of $7,500 for general and administrative services. Is this the same fee as the $7,500 per-month administrative fee payable to Chardan’s officers? If so, please clarify and clearly state whether the fee is pad to Chardan’s officers or Chardan Venture, an affiliate of the Chardan’s officers. If not, please include a discussion in this section. Furthermore, please disclose the affiliation between Chardan Venture, Chardan Capital, LLC, and Chardan Capital Markets, LLC.

RESPONSE: The reference to Chardan Ventures noted in this comment is erroneous. Chardan Ventures is a dormant organization that, when active, had among its principals Dr. Propper and Zhang Li. Chardan Capital is the entity that should have been identified in this and other places where reference is made to Chardan Ventures. Those references have been corrected, and the additional information requested in this comment, to the extent still applicable, has been included.

Beneficial Ownership of Securities, page 129

115.	For Sapling LLC, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

RESPONSE: The Company has added responsive disclosure on page 145.

116.	Please revise the beneficial ownership table to include the warrants exercisable within 60 days of the merger.

RESPONSE: The Company has revised the beneficial ownership table to include the warrants exercisable within 60 days of the merger.

Price Range of Securities and Dividends, page 132

117.	There appears to be an error in the entry of high and low prices for the Chardan Units for the first quarter of 2006.

RESPONSE: The Company has revised the high and low prices of Chardan Units to fix the error.

Dividends

118.
You disclose here that Chardan has not paid any dividends on its common stock to date. However, on page 127, you disclose that effective July 22, 2005, the board of directors authorized a stock dividend of 0.25 shares of common stock for each outstanding shares of common stock. Please reconcile.

HLS Systems International

RESPONSE: The Company has revised the disclosure under the “Dividends” section to state that Chardan has not paid any cash dividends.

Shares Eligible for Future Sale, page 133

119.
Please explain to us supplementally how there will be 30.5 million shares of common stock outstanding and how that 7 million will be registered and freely tradable “without securities law restriction.”

RESPONSE: The 30.5 million shares of common stock outstanding will consist of the 7 million shares of HLS issued to Chardan’s stockholders in exchange for their Chardan stock as part of the redomestication merger, assuming no stockholders exercise their conversion or dissenter’s rights. These shares will be registered by the Registration Statement. The balance of 23.5 million shares is the amount of stock being issued in the Stock Purchase Agreement with the Gifted Time Holdings stockholders. The language quoted above has been removed.

Where You Can Find More Information, page 136

120.	Please update SEC’s address.

RESPONSE: The Company has updated the SEC address.

Gifted Time Holdings Limited Financial Statements

Notes to Consolidated Financial Statements

General

121.
Please disclose that the interim financial statements have not been audited by an independent certified public accountant. Unaudited financial statements that are included in documents filed with the Commission must include all adjustments, which in the opinion of management, are necessary so the financial statements are not misleading. An affirmative statement that the financial statements have been so adjusted must be provided. Please revise.

RESPONSE: The financial statements for the three fiscal years ended June 30, 2005, 2004 and 2003 are audited, while the financial statements for the nine months period ended March 31, 2005 and 2006 are unaudited. The Company has added a related affirmative statement in the last paragraph of Note 1 to the financial statements on page FII-9 and in the “Selected Historical Financial Data” on page 31.

122.
Please revise the financial statements for each period presented to include earnings per share information and related disclosure in accordance with SFAS 128. Update the Comparative Per Share Information disclosure (page 28) and your Pro Forma Income Statements (pages 121 and 122) accordingly.

HLS Systems International

RESPONSE: The Company has added the earnings per share information in income statements in accordance with SFAS128. The Company has updated the “Comparative Per Share Information” disclosure on page [28] and the “Pro Forma Income Statements” disclosure on page [121] and page [122].

123.
Tell us whether your two revenue categories (i.e. integrated contracts and product sales), your industry sectors (i.e. nuclear power plants, rail transportation, etc.) or each of your subsidiaries represent separate operating segments as defined in paragraph 10 of SFAS 131 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs 25 - 28 of SFAS 131. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.

RESPONSE: As discussed below, there are no business segments in HollySys’ operations.

Integrated Contracts:

HollySys provides an integrated solution of an industrial automation system, which consists of hardware, software and service, that is designed, manufactured, purchased, installed and initially operated in accordance with a customer’s needs and specifications. Being an automation system, all components must be delivered at once, installed, and pass customer acceptance after trial runs. Therefore, there are no multiple deliverables. In addition, the assembling, engineering, and installing services are part of fulfilling the integrated contract in order to link all of the various equipment to form a system. That was the actual meaning of integrated solution.

Product sales:

HollySys’ product sales represent the sales of spare and replacement parts to its customers after their integrated automation systems are installed and in operation. These product sales are not part of the integrated contracts. Because of this reason, the revenue of product sales has been presented separately on the income statement.

Based on the percentage analysis, HollySys’ product sales for the periods presented in the financial statements did not meet any of the three quantitative criteria outlined below. Accordingly, the products sales did not qualify to be presented as a reportable segment in the notes to the financial statements. HollySys extracted paragraph 18 under SFAS No. 131 below as a reference:

a. Its reported revenue, including both sales to external customers and inter-segment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

HLS Systems International

b. The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

c. Its assets are 10 percent or more of the combined assets of all operating segments.

Industry Sectors:

HollySys’ integrated contract revenue is earned from automation solutions which were provided to customers in different industry sectors. In substance, these solutions provided to customers have the same economic characteristics and nature. HollySys presented the different sectors in the discussion of the business in the Registration Statement to indicate that the automation systems market has expanded to new industrial sectors, such as light railway transportation and nuclear power plant, beyond the traditional manufacturing sector.

Subsidiaries’ business:

HollySys’ subsidiaries that are consolidated in the financial statements are engaged in the same business as HollySys, i.e. automation solutions and spare part sales. A principal reason for establishing subsidiaries is to have operations in each of China’s major industrial areas. It is often easier to do that than it is to operate a single business across provincial lines. On that basis, HollySys reached the conclusion that the subsidiaries do not involve distinct segments and the operations of the subsidiaries are under the same supervision of the centralized management.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, FII-10

124.
We noted from your website that you provide your customers with lifelong maintenance services and parts (i.e. post contract customer support). Please revise your revenue recognition policy to clarify the specific types of services you are currently providing in your contracts and whether the contract involves the sale of hardware, software and other goods or services. Disclose the policies for accounting for multiple elements under the arrangement (consider the guidance of SOP 97-2 and EITF 00-21). Also, ensure your revised revenue recognition policy discloses how each of the four criteria of SAB 104 specifically applies to each of your revenue streams (e.g. maintenance agreements, training, hardware sales, etc.). Disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related accounting policies (consider the guidance of SFAS 48). Your MD&A should include a discussion of these critical accounting policies and their impact on the financial statements.

HLS Systems International

RESPONSE: Information on HollySys’ web site reflects a translation error between Chinese and English. The integrated contracts between HollySys and its customers never include lifelong maintenance as part of the contract price.

With regard to the other comments, HollySys has included supplemental disclosure and discussion at various points in the registration statement, including a revision to the critical accounting policies and the discussion of how those affect financial statements in the MD&A.

The Staff is correct in its understanding that each integrated contract consists of hardware, software and various services, including design, installation and training services. However, all of those components are combined into a single, integrated system, and none of them has any independent functionality. For example, the software, much of which is embedded in the hardware, does not have the capability to perform a useful function separate from its role in the system.

Inspection and customer acceptance provisions are governed by HollySys’ contracts. Generally, upon the delivery of the system components to the client’s site, a physical inspection will be performed by both parties of the contract to check the quantity and physical appearance of the automation system. A preliminary acceptance will be arranged at the point of the dry trial run and the functioning of the system. Final acceptance follows after the system has performed to specifications during production runs. HollySys’ warranties, which are typically for one year, run from the date of the final acceptance. HollySys accrues a liability for warranty expenses based on revenue recognized through percentage of completion for each project.

HollySys’ customers do not have a right to return HollySys’ products as defined in SFAS No. 48.

Revenue generated from sales of spare parts is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred and customer acceptance has been obtained, which means the significant risks and rewards of ownership have been transferred to the customer, the price is fixed or determinable and collectibility is reasonably assured.

On the basis of the foregoing, HollySys has considered paragraph 9 of EITF00-21 as set forth below:

9. In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a. The delivered item(s) has value to the customer on a standalone basis.  That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

HLS Systems International

b. There is objective and reliable evidence of the fair value of the undelivered item(s)

c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

As discussed above, HollySys provides integrated automation solutions to its customers by integrating the hardware through performing necessary services. HollySys’ integrated contracts are bid as a complete package. No single components are sold separately because they must meet a customer’s needs and specifications and they are part of a complete system. HollySys’ database carries all relevant information of each integrated contact. Based on the information on HollySys’ database, HollySys is able to provide spare parts of a completed automation system with any necessary modifications to accommodate a customer’s request. The customers who purchase HollySys’ integrated systems are not able to resell any components in the automation system that they purchase from HollySys. Certain components integrated in the automation systems have been supplied by different vendors. However, without the necessary engineering modification and embedded software re-configuration, these components cannot be integrated with other parts of a complete automation system. Based on the above facts, there is no objective evidence of the fair value of the undelivered items. After installing a complete automation system for a customer, HollySys is responsible for training its customers on how to operate this system. However, this training is part of the integrated contract, and there is no substitute service available on the market. There is no objective evidence for the fair value of training services provided by HollySys. Along with the above characteristics of the integrated contracts, HollySys has adopted the percentage of completion method to recognize revenue. Each contract specifically describes the milestones that obligate the client to pay a stated portion of the contract price. HollySys’ customers do not have the right to return its products, as defined in SFAS No. 48. In addition, if a customer cancels a contract prior to completion of the system, HollySys is entitled to retain the payments made to date. Based on the above facts, HollySys believes that the accounting guidance under EITF 00-21 has no application to its revenue recognition policies.

The revenue recognition guidance under SOP 97-2 applies to business activities that represent licensing, selling, leasing, or other marketing of computer software. HollySys provides integrated automation solutions to its customers. Those integrated solutions include hardware, software, and services. The software component is either the software embedded in the hardware, which is subject to re-configuration by HollySys, or is the software platform provided by HollySys to integrate all the hardware. HollySys does not sell or license any software that is not part of a HollySys system.

HLS Systems International

Based on the facts described above, HollySys concluded that SOP 97-2 and EITF 00-21 are not applicable to its revenue recognition policies in connection with its integrated software.

Accounts Receivable, Other Receivable and Concentration of Credit Risk, FII-11

125.
We note your allowance for doubtful accounts of billed accounts receivable has been accrued in accordance with an age analysis method. Please expand your disclosure here to describe in detail the age analysis method. To enhance a readers understanding of your billed receivables and the correlation with the allowance for doubtful accounts, disclose in tabular format (here or MD&A) your aging analysis that depicts your aging criteria (for example, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation.

RESPONSE: The Company has added a table explaining the aging criteria in the MD&A under “Accounts receivable, other receivables and concentration of credit risk” on page 107.

126.
We noted that you do not include shipping freight on your invoices for revenue recognition purposes. Disclose your policy for how you account for these costs and disclose the amount of such costs and the line items on the financial statements that include them. See EITF 00-10, Accounting for Shipping and Handling Fees and Costs.

RESPONSE: The Company has added responsive disclosure under the section of “Summary of Accounting Policy” in the notes to the consolidated financial statements on page FII-9.

The staff is correct in its understanding that the Company recorded certain shipping fees in other receivable in fiscal 2002 under the special arrangements.

During fiscal 2002, certain integrated contracts specified that the shipping fees were not included in the contract price, and should be paid by HollySys in advance and reimbursed by customers after delivery. When HollySys arranged a third party shipper to ship its products from the factory site to the customer site, HollySys paid the shipping freight to the third party shipper on behalf of its customers. HollySys charged its customers for reimbursement of advanced freight. However, the freight charge was not included in the revenue recognized for fiscal 2002 and not recorded in trade receivable; instead, it was recorded in other receivable. At that time, HollySys believed that it should recognize revenue only in accordance with the specified contract price. For the entire fiscal 2002, the actual shipping freights paid by HollySys on behalf of its customers were only $40,431. Since July 1, 2002, HollySys has not had this kind of arrangement with its customers. At June 30, 2004 and 2005, the uncollected balance of the above $40,431 was $31,324 and $30,813 on other receivables with a full amount of bad debt allowance. On March 31, 2006, HollySys wrote off the entire outstanding balance against the relevant bad debt allowance.

HLS Systems International

Commencing in fiscal 2003, the shipping freight was first borne by HollySys according to the integrated contracts won by HollySys. Therefore, the freight has been a part of cost of integrated contracts presented on the income statements. Accordingly, there were no debit amounts related to advances of shipping fees recorded in other receivable since then.

We added the requested accounting policy in the notes to the financial statement.

Note 5 - Long-Term Investments, FII-17

127.
We noted three entities (Shenzhen HollySys - 52%, HollySys Zhonghao - 89.11%, and Beijing TechEnergy - 50%) where you have ownership interest at or exceeding 50% however you do not appear to be consolidating such entities. Although we understand in two instances (Shenzhen and Zhonghao) you have either ceased or are winding-down operations, this does not preclude you from consolidation. Tell us how your accounting treatment (i.e. not consolidated) is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of ARB 51, FIN 46(R), and SFAS 144. Please advise or revise accordingly.

RESPONSE:  HollySys has provided its thought process in the following paragraphs on a case-by-case analysis.

HollySys has considered ARB 51 and SFAS No. 94 for whether it should consolidate Beijing TechEnergy (HollySys is holding 50% interest in that entity) into its financial statements. Based on the fact that HollySys has only 50% interest in Beijing TechEnergy and that the other shareholder of TechEnergy, Guangdong Nuclear Power Company, can appoint four out of seven members of the board of directors in Beijing TechEnergy, HollySys reached the conclusion that it does not have voting control over TechEnergy, Accordingly, HollySys did not consolidate the financial statements of Beijing TechEnergy into HollySys’ financial statements.

Based on SFAS No. 144 and actual operations of Beijing TechEnergy, HollySys has considered impairment of its investment in Beijing TechEnergy as follows:

Beijing TechEnergy started operation from October 18, 2005 with a registered capital of RMB20 million (equivalent of $2,472,891). The total assets of TechEnergy were $2,481,620 and $2,503,176 as of December 31, 2005 and March 31, 2006, respectively. The net income of TechEnergy was $4,935 for the period from inception date to March 31, 2006 resulting from interest income. Based on the above facts and foreseeable future operating results, HollySys did not think that it was necessary to provide impairment loss for its investment in TechEnergy.

HollySys has also considered FIN 46(R) for identifying any variable interest of Shenzhen HollySys, HollySys Zhonghao, and Beijing TechEnergy, which may need to be consolidated with its financial statements. First, all of these three companies are limited liability companies under PRC law. Being a shareholder of a limited liability, HollySys’ maximum potential loss will be limited to the commitment of capital infusion into these three entities. Second, HollySys has never entered any arrangements which make HollySys responsible for the loss of each of these three entities or to require it to provide necessary funding to sustain the operations of each of these three entities aside from the obligated capital infusion. Therefore, there were no facts which made any of the three entities eligible for Variable Interest Entities of HollySys.

HLS Systems International

Regarding Shenzhen HollySys (in which HollySys owns 52% interest in that entity), HollySys did not consolidate Shenzhen HollySys’ financial statements due to the fact that the minority interest holders in Shenzhen HollySys have been granted participating rights, which are stipulated in EITF 96-16, as follows:

The minority shareholders of Shenzhen HollySys are allowed to effectively participate in the corporate actions of selecting, terminating and setting compensation of management responsible for implementing Shenzhen HollySys’ policies and procedures and the corporate actions of establishing operating and capital decisions of Shenzhen HollySys, such as budgets, in ordinary course of business.

Meanwhile, HollySys considered SFAS No. 144 and actual operations of HollySys Shenzhen as follows:

Shenzhen HollySys was established on September 18, 1997 with a registered capital of RMB1 million (equivalent of $120,482) of which HollySys accounted for RMB520,000 (equivalent of $62,651) or 52% of the registered capital. Shenzhen HollySys conducted the business of selling automation systems and ceased its operations since June 30, 2001 due to the following reasons:

a. Shenzhen HollySys’ business had grown slowly from inception to 2002 and could not meet the operating target expected by its shareholders;

b. Since the minority shareholders have a veto right on significant operating activities of Shenzhen HollySys and they disagreed with the majority shareholder on various issues such as operating strategy and selecting key management (so that the company could not operate its business normally), the shareholders reached a consensus on stopping the business of the company.

Shenzhen HollySys entered into the process of liquidation on October 24, 2002. HollySys assessed the impairment of its investment during fiscal 2001 and provided a full amount of impairment loss against investment of $62,651 during fiscal 2001. That was the reason why HollySys did not present its investment in Shenzhen HollySys in its balance sheets for the periods reported and in the notes to the financial statements. On November 18, 2005 the liquidation committee reached a consensus on how to distribute the proceeds received through the liquidation process. On May 23, 2006, HollySys received cash of $4,318, which would be recorded as part of investment income recognized for the period reported.

HLS Systems International

Regarding HollySys’ investment in HollySys Zhonghao in which HollySys owns 89.11% interest, HollySys did not consolidate HollySys Zhonghao’s financial statements based on the fact that the minority shareholders of HollySys Zhonghao were allowed to effectively participate in the corporate actions of selecting, terminating and setting compensation of management responsible for implementing corporate policies and procedures and the corporate actions of establish operating and capital decisions of HollySys Zhonghao, such as budgets, in ordinary course of business.

HollySys Zhonghao was established on July 8, 1997 with a registered capital of RMB1.01 million (equivalent of $121,687) of which HollySys accounted for RMB400,000 or 39.60% at that time. On May 13, 2002 HollySys acquired an additional 49.505% interest in exchange for cash consideration of approximately RMB760,000 from other shareholders resulting in its holding an 89.11% interest in HollySys, and an individual has acquired the remaining 10.89% interest from other shareholders since then. HollySys Zhonghao conducted the business of providing integrated solutions of industrial automation and stopped accepting any new integrated contracts during July 2002 due to the following reasons:

a. Although HollySys Zhonghao operated normally at its early stage after inception, its business slid down from 2002, and it could not meet the operating target expected by the shareholders. HollySys Zhonghao changed its shareholders in 2002, and the new shareholders adjusted the operating target, which was also not met by management of HollySys Zhonghao later.

b. The shareholders of the HollySys Zhonghao could not reach an agreement on how to further develop the company; therefore they negotiated to reach a consensus on discontinuing further development of new business.

Since then HollySys Zhonghao has been in the status of winding down its business related to the integrated contracts won during fiscal 2002. HollySys Zhonghao finished the unfinished contracts, collected accounts receivable and paid accounts payable and accrued liabilities. As an investor, HollySys continuously monitored the operating conditions in HollySys Zhonghao and assessed the impairment to the investment in HollySys Zhonghao. Up to March 31, 2006 the accumulated impairment was $155,000 against its investment in HollySys Zhonghao. In addition, the shareholders of HollySys Zhonghao have not set forth a clearly defined liquidation plan which can be implemented with one year and serve as a base for measurement purpose to reasonably estimate liquidation loss at this moment. As such, HollySys did not think that the situation of HollySys Zhonghao can meet the criteria to be treated as a discontinued operation under SFAS No. 144.

Note 6 - Warranty Liability, FH-18

128.
We noted from your disclosure in the last paragraph on page 107 (Working Capital) that your provision for warranty liabilities is charged to selling expense. Tell us why the provision is not recorded as a cost of revenue. Please advise or revise accordingly.

HLS Systems International

RESPONSE: The referenced disclosure was an error. The warranty cost was actually charged to “cost of integrated contracts,” and the Company has revised the disclosure accordingly.

129.
In addition to the comment above, tell us how your accounting for warranty liabilities impacts your revenue recognition policy (that is, how this impacts your percentage of completion on your projects). If there is no impact to your percentage of completion, tell us why not.

RESPONSE: HollySys believes that its accounting for warranty liabilities has no impact on its revenue recognition under the percentage-of-completion method. HollySys uses the cost-to-cost method to measure the extent of progress toward completion under the percentage-of-completion method. Neither the actual costs incurred to date (numerator) nor the total estimated costs toward the contract completion (denominator) include the estimated amount of warranty cost.

When HollySys recognizes revenue based on the percentage-of completion, the estimated amount of warranty cost was recorded by using 1.5% of revenue recognized for each contract. The 1.5% was derived based on HollySys’ historical experience of warranty costs actually incurred during the past seven years. The warranty provision was recorded as part of costs of integrated contracts presented in the income statements and the accrued warranty liability presented on the balance sheet. When the actual warranty expense is incurred, HollySys debits the accrued warranty liability accordingly.

Note 8 - Long-Term Loans, FII-20

130.	Please provide the disclosure required by paragraph 10 of SFAS 47.

RESPONSE: The Company has added responsive disclosure on the next five years of long-term loans in the notes to the financial statements in accordance with paragraph 10 of SFAS 47.

Other Regulatory

131.	Please provide current consents, and update your financial statements in accordance with Rule 3-12 of Regulation S-X.

RESPONSE: The Registration Statement contains current consents and updated financial statements.

Part II

Undertakings, page II-4

132.	Please provide the undertakings required by Item 512(a) of Regulation S-B.

HLS Systems International

RESPONSE: The Company respectfully directs the Staff to the undertakings on page II-4, which comply with the requirements of Item 512(a) of Regulation S-B under Item 22 (Undertakings).

Exhibits

133.
Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements and Exhibits. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement. After reviewing this list, we may have further comments.

RESPONSE: The Company has filed a list of omitted schedules and other exhibits with Amendment No. 1 to the Registration Statement. The Company has agreed to furnish staff with copies of omitted schedules, as indicated in footnote 1 under Item 21 (Exhibits and Financial Statement Schedules).

134.	Please explain why exhibits required by numbers 9, 11, 12, 13, 15, 21 are not filed.

RESPONSE: The Company has not filed the exhibit required by number 9 because the Company does not have any voting trust agreements. The Company has not filed an exhibit as required by number 13 because the Company is not incorporating by reference into the text of the prospectus the Form 10-QSB or any annual or quarterly reports to security holders. The Company has not filed an exhibit as required by number 15 because the Registration Statement does not use an accountant’s report on unaudited interim financial information. The Company has not filed a statement regarding computation of per share earnings as required by number 11 because such computation can be clearly determined from the material contained in the Registration Statement. The Company has not filed a statement regarding computation of ratios as required by number 12 because the Company has not registered any debt securities or preference securities required to show the ratio of earnings to fixed charges. The Company has not filed a list of subsidiaries as required by number 21 because the Company currently does not have any subsidiaries.

135.	Although the exhibit list indicates that exhibit 10.5 Opinion re Consignment Agreements of Guantao Law Firm is filed, it is not in the Edgar system. Please file.

RESPONSE: The Company has filed the opinion letter of Guantao Law Firm with Amendment No. 1 to the Registration Statement.

136.	Please file an opinion of counsel as to material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.

RESPONSE: The Company has filed an opinion of counsel as to material tax aspects of the offering with Amendment No. 1 to the Registration Statement.

137.	Please file executed copies of the following agreements: Stock Purchase Agreement; Memorandum of Association; and Articles of Association.

HLS Systems International

RESPONSE: The Company has filed executed copies of the Stock Purchase Agreement, Memorandum of Association and Articles of Association with the Registration Statement.

Tax Opinion

138.	In the last paragraph on page two of the tax opinion, please remove the words “generally applicable” and state that you discuss all material tax consequences.

RESPONSE: The tax opinion has been revised, and an amended tax opinion is filed with the Registration Statement.

Signatures

139.	It appears that the registration statement should be signed by a majority of HLS’s board of directors. See Signatures, Instruction 1 on Form S-4. Please revise in your next amendment.

RESPONSE: The current board of directors of HLS consists of Richard D. Propper, Li Zhang, Kerry S. Propper and Jiangnan Huang. The Registration Statement has been signed by all the current directors.

Form 10-KSB for the year ended December 31, 2005 and Form 8-K filed on February 2, 2006

140.	Please revise the disclosure to comply with the comments issued on the Form S-4, as applicable.

RESPONSE: We do not believe that Form 10-KSB, which covers a period that ended prior to the execution of the stock purchase agreement and which contains only a few sentences that refer to the pending transaction (without providing any information about HollySys), does not have any statements that need to be revised. Concurrently with the filing of the amended registration statement, we are amending the Form 8-K to direct readers to the Registration Statement, as it may be amended from time to time, for more current and more comprehensive information than what was contained in the 8-K.

141.
We note your disclosure that your management concluded that your “disclosure controls and procedures are effective... to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported...” Revise to clarify and add, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and that the Company’s disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e).

HLS Systems International

RESPONSE: The Company has included the additional language requested in the disclosure regarding disclosure controls and procedures in the Company’s Form 10-KSB.

We believe that this response addresses the comments raised by the Staff. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (619) 677-1443.

Very truly yours,

DLA PIPER RUDNICK GRAY CARY US LLP

Douglas J. Rein